Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

On June 14, 2007, Chicago Mercantile Exchange Holdings Inc. issued the following communications regarding its proposed merger with CBOT Holdings, Inc.

6/14/2007

To the CME Community:

CME and CBOT are continuing to work closely together to complete our historic merger so we can begin delivering efficiencies and providing new value to you, our members, as well as our shareholders and our global customer base.

Earlier this week, we announced that we received clearance from the Department of Justice to complete our merger. Today, to address recent developments and reaffirm our commitment to completing our merger with CBOT, CME further enhanced our offer to all CBOT shareholders by revising the terms of our merger agreement. CME has authorized CBOT to pay a special one-time dividend to all CBOT shareholders, as well as offered eligible CBOT members holding exercise rights privileges (ERPs) an attractive and valuable way to address the perceived uncertainties around their ERPs. Additionally, CBOT has rejected ICE’s revised proposal. Ultimately, we believe the enhanced offer will move us an important step closer to completing this valuable transaction by solidifying CBOT shareholder and member support for our merger.

Under the terms of the revised agreement:

•

All CBOT shareholders will receive a one-time dividend of $9.14 per CBOT share, or a total of $485 million. The dividend will be declared by CBOT before the close of the merger and paid immediately prior to the merger.

•	In addition, eligible holders of ERPs will be able to choose either:

•	A guarantee of at least $250,000 in value per ERP following a final resolution of the ongoing ERP litigation in Delaware; or

•	The right to sell an ERP to the company for $250,000 within 45 days after the completion of the merger.

•

CME has eliminated the cap of $15 million on out-of-pocket costs (including attorneys’ fees) incurred by the company with respect to its obligations to prosecute the ERP litigation and defend against any other proceedings brought to challenge the exercise rights.

•

A five-person committee of the Board of CME Group, including three CBOT directors, will have veto authority over rule changes, including member fees, that could materially impair CBOT member opportunity. This veto authority will extend to the 2012 Annual Meeting of Stockholders, an extension of three additional years from the original merger agreement.

In our agreement, eligible CBOT members wanting to seek realization of the value potential of their ERPs can choose a $250,000 minimum value per ERP guarantee while preserving the right to receive potentially higher value at the final resolution or settlement of the litigation, which we estimate is up to $1.5 million. Eligible ERP holders who prefer immediate liquidity can choose to sell their ERPs to us within 45 days following the completion of the merger.

We believe that there is no doubt that the CME/CBOT guarantee related to the perceived ERP uncertainty is superior to ICE’s proposed ERP approach, and we will be meeting with CBOT shareholders over the next few weeks to discuss these enhancements and review the comprehensive value of our offer.

With the DOJ approval process successfully completed, this new value-enhancing ERP offer puts us in a strong position to bring this deal to closure. We look forward to your continued support and to next month’s shareholder vote.

Sincerely,

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. The parties intend to file a supplement to the joint proxy statement/prospectus and mail such supplement to CME and CBOT shareholders as of the record date for the special meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and the supplement thereto and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated march 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.

Statements included in this press release relating to the ICE offer reflect the views of CME’s management.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CME EMPLOYEE LETTER

6/14/2007

Dear Team,

Today, CME and CBOT have revised their merger agreement to deliver greater value to all CBOT shareholders. Additionally, CBOT rejected the revised ICE proposal submitted earlier this week.

With the new terms, which are detailed in the attached press release, CME has enhanced the value of our offer to provide highly attractive choices to CBOT members regarding their CBOE exercise rights (ERPs), including an opportunity to continue to seek the upside potential for their ERPs that we believe can be achieved in the litigation currently underway in Delaware court.

The revised merger agreement provides a one-time dividend of $9.14 per CBOT share, payable to all CBOT shareholders, to be declared by CBOT before the close of the merger and paid immediately prior to the merger. In addition, the agreement also provides eligible holders of an ERP the choice between:

•	A guaranteed minimum value of at least $250,000 per ERP following a final resolution of the ongoing ERP litigation in Delaware; or

•	The right to sell an ERP to the company for $250,000 within 45 days after the completion of the merger.

CME and CBOT have eliminated the cap of $15 million on out-of-pocket costs (including attorneys’ fees) incurred by the company with respect to its obligations to prosecute the ERP litigation and defend against any other proceedings brought to challenge the exercise rights.

The exercise right issue dates back to the creation of the CBOE by members of CBOT in 1973. At that time, CBOT full members were given the right, now called the ERP, to trade options at the neighboring CBOE without having to buy a membership. Since that time, CBOE has consistently worked to minimize or entirely eliminate the value of the ERP for CBOT shareholders. And, as CBOE is embarking on its own demutualization process and has announced its intentions to hold an initial public offering, it has an accelerated interest in resolving the exercise right issue. In December of last year, CBOE filed a motion in Delaware Chancery Court to terminate the exercise right upon the completion of CBOT’s merger with CME. CME and CBOT do not agree with this position and are committed to obtaining a positive resolution for ERP holders. While ICE and CBOE proposed an undervalued solution to the ERP issue a few weeks ago, only CME and CBOT’s offer preserves the upside potential for CBOT members wanting to seek realization of the value potential of their ERP after the litigation finally ends.

We believe that there is no doubt that the CME/CBOT guarantee regarding the ERP is superior to ICE’s proposed approach, and we will be meeting with CBOT shareholders over the next few weeks to discuss these enhancements and review the comprehensive value of our offer.

With the DOJ approval process successfully completed, this new value-enhancing ERP offer puts us in a strong position to bring this deal to closure.

As we continue to move toward completion of our merger, we want to thank you once again for your hard work over the last seven months since we originally announced the CME/CBOT proposed merger. Your efforts are very much appreciated as we look forward to the shareholder vote on July 9.

Sincerely,

Craig Gill

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME’s and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the combined company may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT’s operations with CME’s may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

More information regarding other risks that may affect the parties’ performance can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and their most recent quarterly reports on Form 10-Q. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. The parties intend to file a supplement to the joint proxy statement/prospectus and mail such supplement to CME and CBOT shareholders as of the record date for the special meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and the supplement thereto and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME’s directors and executive officers is available in CME’s proxy statement for its 2007 annual meeting of shareholders, dated March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC.

Statements included in this press release relating to the ICE offer reflect the views of CME’s management.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

cme
Chicago Mercantile Exchange

Chicago Board of Trade

cme Group

A CME/Chicago Board of Trade Company

Investor Presentation June 14, 2007 ™ * * Name effective upon transaction closing.

Discussion of Forward-Looking Statements
Forward-Looking Statements
This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the
combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction;
CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with ME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected;
general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.
Additional Information
CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and
Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.
--------------------& #45;-
CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.
--------------------& #45;--
Statements included in this presentation relating to the ICE offer reflect the views of CME’s management.
--------------------& #45;-
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities
Act of 1933, as amended.

Pro Forma Q107 ADV
6,454
741
3,866
3,866
0
2,000
4,000
6,000
8,000
10,000
12,000
CBOT/CME Eurex CBOT/ICE Euronext.liffe NYMEX
Pro Forma ADV –
Q107
contracts in 000s
10,320
4,607
Note:
[1] Eurex and Euronext.liffe include individual equity and equity index options
[2] NYMEX includes Clearport
[3] Sources are company press releases and analyst presentations
7,295
3,431
1,512

CME/CBOT Proposed Merger
•
Greater immediate and long term growth
opportunities
OTC opportunities are larger with CME
Greater diversity of revenue
Complementary products increase revenue/growth
synergies
CME and CBOT are operationally superior and can
grow from Day 1
Both companies have proven track records of long-
term growth
•
Greater synergy potential than ICE offer
Cost synergies highly certain and realizable
(at least $150M)
Revenue synergies are larger and we believe are
more realizable (at least $75M)
Best strategic alternative – Most long term value

CME/CBOT Proposed Merger
•
Minimal execution risk
Flawlessly integrated CCL in 9 months
Flawlessly integrated NYMEX in 2 months
Already have over seven months of detailed
integration planning for CME/CBOT merger
Accelerated original trading floor and Globex
consolidation dates
Globex – Q1 2008
Trading Floor – Q2 2008
•
Unique benefits for members and customers
Trading floor consolidation/expense reduction
Decreases costs for members/member firms
Increases sustainability of open outcry businesses
Best strategic alternative – Most long term value

Cash Dividend for ALL
CBOT Shareholders
Provides immediate and substantial liquidity
•
$9.14 dividend per CBOT share
•
Aggregate value of $485M
•
Declared pre-close/Paid immediately prior
to close
•
Full Member/ERP Holder:
27,338 shares = $250K

CBOT/CME Enhanced Agreement Components - ERP
Provides full upside and minimum guarantee
to full ERP members
•
Cap removed on exercise right legal defense expenses
OR
Option 1
Minimum
Guarantee +
Upside
Option 2
Early
Cash-Out
Eligible full member with ERP receives
guarantee of minimum value of
$250K
with
potential to realize value substantially above
through settlement or judgment
Eligible full member with ERP may transfer
ERP interest to CME in exchange for cash
payment
of $250K
(45 days post-closing)

CBOE ERP Implied Equity Value
$1.5 million Implied equity value per membership
[2]
930
1,331
2,261
CBOE Full Members
CBOE ERP holders
Total CBOE potential memberships
$3.3 billion Implied equity value of CBOE
[1]
CBOE Implied Equity Value
$3.3bn
CBOE Full
Members
41%
ERP
Holders
59%
$1.9bn
$1.4bn
[1]
Implied equity value based on Investment Banker market comp analysis; equity value could be higher if value of CBOE is higher
[2]
Assumes ERP CBOE members share equally
Maintains ability to achieve full value of ERP, retain
trading right and benefit from upfront dividend payment

CME
CBOT
ICE
CBOT
Platform for Diversified Growth
CBOT/CME have much greater presence
across all major asset classes
CBOT/ICE
CBOT/CME
Note:  CME ADV includes NYMEX products on CME Globex and ICE ADV includes ICE futures and NYBOT futures and options on futures
Q1 2007 Combined ADV by Product Line (in 000’s)
0
2,000
4,000
6,000
8,000
Interest
Rates
Equities FX Comm Energy Metals
6,671
2,305
555
724
586
154
3,032
142
15
818
531
65
Comm Energy Metals
Interest
Rates
Equities FX
8,000
6,000
4,000
2,000
0

Notional Value of Contracts
(billions of US dollars)

$262,296
$38,111
$20,352
$6,783
$6,394
$0
$50,000
$100,000
$150,000
$200,000
$250,000
$300,000
Interest Rate
Market
FX Market Credit Market Equity Market Commodity
Market
Larger, More Valuable OTC Growth Opportunities
ICE
Source: June 2006 Notional Value Outstanding per March 2007 BIS Quarterly Review
CBOT/CME will have:
•
Largest global exchange-traded derivatives market
•
Largest global derivatives clearing house
•
Largest global exchange-traded derivatives customer
base
•
Swapstream
•
IDBs active
in cash
treasuries
•
Corporate
bond
platforms
•
Repo
facilities
• FX MarketSpace
CBOT/CME is better positioned to immediately pursue the
full scope of OTC growth opportunities

Summary Timeline
Original merger agreement - October 17, 2006
ICE offer rejected by CBOT - May 11, 2007
Revised merger agreement - May 11, 2007
DOJ clearance of merger agreement - June 11, 2007
Revised ICE offer rejected - June 14, 2007
CME/CBOT cash dividend
and ERP solution adopted - June 14, 2007
CBOT member and
CME/CBOT shareholder votes - July 9, 2007

Chicago Board of Trade

cme
Chicago Mercantile Exchange

CBOT/CME Merger –
A Superior Combination
•
Best opportunity to create both short and long-term
value for shareholders and members
•
Boards concluded that the CME proposal offered
greater benefits overall for shareholders, customers
and members
•
Clearly aligned with CBOT’s strategic vision
•
Better positioned to pursue immediate and long-term
growth opportunities
•
Entails low integration and execution risk
•
Better able to compete and win in changing global
marketplace

CME and CBOT Merger Prepared Remarks

June 14, 2007

John Peschier

Thank you for joining us today to discuss the revised terms of the merger agreement between CME and CBOT. To obtain a copy of our release and accompanying slides for this call, please go to the CME web site under Investor Relations. This morning we will walk you through the revised terms, and the strategic considerations related to the merger announcement, and then we will open up the call for your questions. Before I turn this over to Terry Duffy, Executive Chairman of CME, I’ll read the safe harbor language. Statements made on this call or included on the accompanying slides that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect our performance and risks related to the merger may be found in our press release for the merger and in our filings by the CME and the CBOT with the SEC, which are available on our respective Web sites. Additional information about this transaction will be available on cme.com and cbot.com.

Now, I would like to turn the call over to Terry.

1

Terry Duffy

Thank you for joining us this morning. With me today are Craig Donohue, CME’s Chief Executive Officer and Jamie Parisi, CME’s Chief Financial Officer. We are also joined by our colleagues from the Chicago Board of Trade including Charlie Carey, CBOT Chairman, Bernie Dan, the President and CEO, and Glen Johnson, CBOT’s Chief Financial Officer.

CME and CBOT are committed to completing our merger and delivering superior value to the shareholders and customers of both companies. As you can see from slides 3 through 5, our merger will create the largest and most diverse exchange in the world. Together, we will be well positioned to leverage significant new growth opportunities in the rapidly changing marketplace.

We believe we have larger and more achievable cost synergies than ICE, as well as stronger growth opportunities. We also believe our merger transaction is low risk in terms of integration and operational reliability – a key factor in a business that the world depends on for hundreds of trillions of dollars in risk transfer activities each year. Given the strength of our combination, it is not surprising that our competitors would oppose us… or that others would seek to intervene in our merger. But we remain steadfast in our resolve. We are extremely gratified that we have achieved another important milestone toward the completion of our merger: DOJ clearance. ICE’s exaggerated claims last March of having intimate knowledge of the DOJ’s position were both misleading and incorrect. Perhaps the credibility of their other claims will also not bear the test of time.

2

Today, we are pleased to announce a revised agreement that further addresses CBOT shareholders’ interests while strengthening our ability to complete this important transaction. Our revised agreement provides significant additional value and cash liquidity to all CBOT shareholders. It also provides CBOT Full Members and ERP Holders a minimum guarantee as well as the potential to realize the full upside of their ownership interest in the Chicago Board Options Exchange. Additionally, our revised agreement further addresses CBOT members’ interests in an effective fashion.

Before I turn it over to Craig to explain our revised terms, I would like to accentuate the fact that we believe the Exercise Right has significant value above the offer made by CBOE and ICE. We believe in the legal merits of the CBOT members’ case, and we are putting our money where our mouth is.

We are confident CBOT shareholders and members will recognize the benefits of our proposed solution to the ERP issue. Unlike the ICE alternative, our proposal creates value for all CBOT shareholders. At the same time, it gives ERP Holders the ability to pursue the full worth of their rights if they so choose. With the DOJ approval process successfully completed, this new value-enhancing ERP offer puts us in a strong position to bring this deal to closure.

At this point, I would like to turn the call over to Craig, who will provide more details about the enhancements to our agreement.

3

Craig Donohue

Thank you, Terry. With this week’s Department of Justice clearance, we are one important step closer to completing this historic transaction. We would to like to thank the DOJ staff for their professionalism in reviewing our merger transaction and in closing their investigation. Throughout this process, we have remained confident, while explaining to you our thorough preparation for and understanding of the issues evaluated by the Department of Justice. Many of you who know us well know that we are professional and not grandstanders. Therefore, it is with great satisfaction today that we deliver on our commitment to achieving this important milestone.

We believe the enhancements to our offer will be the final ingredient to complete our merger, as we enhance value to all CBOT shareholders while providing a valuable guarantee to the exercise rights issue. Please turn to slide 6. Under the terms of the revised agreement, all CBOT shareholders will receive a one-time cash dividend of $9.14 per CBOT share, or a total of $485 million. For a Full Member/ERP Holder with 27,338 CBOT Class A shares, this equates to a cash dividend of $250,000. The dividend will be declared before the close of the merger, and paid immediately prior to the close. Throughout this process, we have worked hard with the CBOT to ensure a transaction that is fair to all CBOT shareholders and we believe this cash dividend accomplishes that.

As Terry mentioned, we have heard that many CBOT Full Members view the CBOE/ICE proposal as defective and inadequate. Therefore, we have developed a guarantee and purchase offer that allows ERP Holders greater flexibility to cash out for immediate value or to remain in the litigation with a

4

substantial minimum guarantee. Turning to slide 7, unlike CBOE and ICE, we and the CBOT recognize that different CBOT shareholders have different preferences for realizing value from their Exercise Rights. Therefore, the first option provides a guarantee of receiving at least $250,000 in value per ERP, while preserving the right to receive higher value if the litigation or a subsequent settlement with CBOE results in a greater recovery to the ERP Holder. Alternatively, eligible ERP Holders that do not wish to wait for the end of the litigation or any future settlement with CBOE can sell their ERP to CME for $250,000 in cash within 45 days after the completion of the merger. In either case, the cash dividend described above and the minimum value guarantee of $250,000 will ensure that Full ERP Holders who also hold 27,338 CBOT Class A shares receive at least $500,000 in aggregate value. Importantly, we have also removed the $15 million cap on the Exercise Right legal defense expenses.

If you turn to slide 8, you will see our assumptions of the potential value of the ERPs. Assuming an estimated IPO value of CBOE of $3.3 billion, the potential ERP value would be $1.5 million. This assumes the maximum number of ERP’s of 1,331 are reassembled and that an ERP holder receives the same share as a CBOE member. As you know, a market in ERP interests already exists. We expect our minimum guarantee, Early Cash Out option, and strengthened position in the litigation, to further encourage market participants to reassemble the component parts necessary to realize the full value from any litigation or compromise settlement. We are providing $250,000 of dividend value, another $250,000 minimum value guarantee for the ERP.

5

As I mentioned earlier, the total cash dividend payment is $485 million. The maximum ERP guarantee payment would be $333 million. I would like to make two key points on this. First, we believe most ERP Holders will not exercise the Early Cash-Out Option and thus we expect to fall well short of the maximum. Secondly, CME Group, and all of its shareholders, would be the beneficiary of any value realized in the litigation or any settlement with CBOE above the minimum guarantee amount for the ERPs CME Group may acquire from those who opt to cash out early. We believe this structure provides significantly greater flexibility to ERP Holders than the CBOE/ICE proposal and substantially strengthens the position of the class plaintiffs in the ERP litigation. ERP Holders who remain in the litigation will now be joined by CME Group, which may be holding ERPs that are transferred to it in the Early Cash-Out Option described above, and CME Group will also have a significant economic interest in vigorously pursuing the litigation to maximize the recovery from the CBOE.

Our revised proposal also further addresses CBOT members’ interests in an effective fashion. As you may recall, our merger agreement provides that 10 of 30 directors will come from CBOT and that, for a period of approximately 3 years, a 5 member committee that will include 3 CBOT directors will have veto rights on rule changes, including pricing policies, that materially impair business opportunities for CBOT members. Our revised proposal extends this period from 3 years to 5 years, or through the 2012 Annual Meeting of Shareholders. Additionally, as we have emphasized many times, CME and CBOT have maintained highly differentiated pricing strategies that provide member liquidity providers with very substantial discounts. For example, CME Eurodollars on

6

Globex and CME E-mini stock index futures fees are approximately 90 percent cheaper for member liquidity providers than for customers who are traditionally market takers. These policies have been in place for many years and we fully expect them to be continued given the importance of liquidity to the success of our business. We believe this structure provides significant assurances to CBOT members while preserving flexibility to the Board and management of the company in terms of future decision making.

I will turn the call over in a moment to Charlie and Bernie to offer their thoughts, but let me provide CME’s overall perspective. First, the CME/CBOT merger is an absolute winner and positions us as the largest pure play derivatives exchange with relevant global products that span every major asset class, as you can see on slide 9. We are also uniquely positioned to participate in enormous OTC markets, as illustrated on the next slide, and our recent success with FXMarketSpace is a testament to that.

We are all convinced that our merger transaction has the potential to unlock tremendous value for our shareholders. We started this merger by announcing on October 17 our plans to create the world’s premier derivatives exchange. We worked together to begin integration planning, and in March we were able to announce an acceleration of our planned migration of e-cbot products to CME Globex (now anticipated in the first quarter of 2008) and the consolidation of our trading floors to the historic CBOT building (now anticipated in the second quarter of 2008). In May, CBOT rejected the unsolicited offer from ICE, after a thorough and deliberate process, and CME and CBOT revised our merger agreement to include an increased exchange ratio, a fixed price tender

7

offer, and increased board representation. On Monday, the government weighed in after a thorough review of facts and data, and provided clearance of our deal with no conditions. Today, CBOT has again rejected the unsolicited ICE offer, and we have revised our merger agreement to benefit all CBOT shareholders. ICE has been rejected not once, but twice, as slide 11 illustrates.

Before I make my concluding remarks, I would like to address the fixed price tender offer that remains a part of our merger agreement. I would like to make one final comment with regard to the tender offer. We announced the fixed price tender to both return capital to all shareholders and to express our confidence in the strength of CME Group. If the stock trades through the $560 level before the tender is complete, we will have accomplished one of our goals. Let me be clear that we are also committed to our other goal, the return of excess capital to our shareholders.

Economically, our equity transaction is more valuable to CBOT shareholders than the ICE proposal when one considers the strategic benefits of our transaction, the future growth potential and the significantly lower operational risks. Our exercise rights guarantee is significantly more flexible, and ultimately should be more valuable, to full members and ERP holders. Our business model and pricing strategy – both of which are grounded in decades of history and actions that speak louder than words – are more beneficial to CBOT shareholders who make their living trading and who have significant value in their trading rights and income potential as important customers of our exchanges. We firmly believe, taken as a whole, CME and CBOT shareholders to be far more compelling. Lastly, I want to thank CME and CBOT shareholders for their patience during this extended process. We look forward to the shareholder and member votes on July 9th.

With that let me turn the call over to Charlie.

8

Charlie Carey

Thank you Craig and thank you Terry. Good morning. I have just a few brief comments about the revised terms of the merger agreement and then Bernie will come on and say a few words as well.

First of all, with the DOJ announcement, the revised ICE proposal, and the revised CME Merger Agreement, this has been a week in which there was a lot of activity. We have carefully reviewed ICE and its proposal over the last few months, and we carefully reviewed and considered ICE’s revised proposal. However, at the end of the day, we concluded that the revised CME Merger Agreement offers greater overall benefits to our shareholders and members. The dividend will provides enhanced value to all of our shareholders, while the put option and guarantee for the Exercise Right allows our members to make their own decision whether to sell now or stick with the Delaware litigation in hopes of a higher return. It is also a solution that can be done quickly and without approval of the court. Finally, the extension of the rule change committee to 2012 shows the CME’s commitment to member rights and the business model that has made both of our exchanges so successful over the last few years.

A combination with the CME will transform the global derivatives markets and create efficiencies for customers and members while delivering significant benefits to all shareholders. It also presents significantly less integration and execution risk than a combination with ICE. Now, we look forward to the vote

9

on July 9th and to closing this transaction as soon as we can after that date. I would also like to thank all of our shareholders and members for their patience as we continue through this process. With that, I will hand the call over to Bernie Dan.

Bernie Dan

Thank you Charlie and again, thanks to Craig and Terry for walking you through the highlights of the revised CME merger agreement.

As I have said many times, our environment is changing rapidly, and all of us must anticipate those changes and be ready to adapt in order to compete on a global basis. This is precisely why a combination with CME better serves the interests of our shareholders, our customers, and the industry generally. The combination with ICE would take longer to integrate and would involve significantly greater execution risks than a combination with CME. It would also require us to focus on integration and platform migration while our competitors are focusing on product innovation and customer service, creating a significant risk to our competitive position in the industry.

CME’s operating history, familiarity with CBOT’s products and industry are significant factors in our decision. When you combine that with today’s announcement – with the increased dividend and flexible choice in exercise rights - we are confident we are offering an even greater and more compelling value for members and shareholders.

10

As always, I want to thank everyone for their support during this process.

I will now turn it back to Craig.

Craig

Thanks, Bernie. We would now like to open up the call to your questions.

Forward-Looking Statements

This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

Statements included in this presentation relating to the ICE offer reflect the views of CME’s management.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

11